63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 1

Date: December 10, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

Re: Immediate Report

Further to reports published in the press on 9th December, 2007, Bank Hapoalim B.M. (hereinafter: "the Bank") advises as follows:

The Bank is conducting negotiations regarding the acquisition of the control and more than 75% of the means of control of OJSC Commercial Bank – SDM Bank (hereinafter: "SDM"), from the controlling parties thereof, headed by Mr. Anatoly Landsman, who serves as Chairman of the Board of Directors of SDM.

SDM is a bank incorporated and operating in Russia.

On 10th September, 2007 an initial memorandum of understanding was signed between the Bank and Mr. Landsman as to the possibility of effecting such an acquisition; and this according to a company value of 155 million US Dollars, subject to due diligence being performed by the Bank.

The equity capital of SDM for the third quarter of 2007 stood at approximately 50 million US Dollars, and the value of its assets at the same time stood at approximately 500 million US Dollars.

Further to the memorandum of understanding, the Bank is conducting negotiations with the controlling parties of SDM for the execution of the acquisition and it would appear that the acquisition, if it is carried out, would be according to a company value of between 140 and 160 million US Dollars, subject to adjustments which may be required, inter alia, in view of the results of the due diligence.

So far, the Bank has not had any contacts with the EBRD (European Bank for Reconstruction and Development) regarding this matter.

If the negotiations for the acquisition of the control of SDM materialize into an agreement, then the agreement would be subject to obtaining the approval of the Board of Directors of the Bank, to obtaining the required permits and approvals from the competent authorities in Israel and Russia, including a permit from the Governor of the Bank of Israel for the execution of the acquisition as aforesaid.

Yours faithfully,

Bank Hapoalim B.M.

(-) (-)

Alberto Garfunkel
Senior Deputy Managing Director

Ariel Hasson
Head of Emerging Markets Banking

dlw 1/29

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Schedule 2

Date: December 13, 2007

To : The London Stock Exchange

Dear Sirs,

Re: **Immediate Report of the Appointment of a Senior Office-Holder**

1. Name of the office-holder: ***Klausner Doron***

2. Date of appointment: ***January 1, 2008 (the final date will be determined subject to the approval of the Bank of Israel)***

3. Identity number: ***051277556***

4. Date of birth: ***24 February 1952***

5. Place of residence (as recorded in the Population Registry): ***149 Aluf David St., Ramat Gan***

6. Position to which appointed: ***Member of the Board of Management, Senior Deputy Managing Director, Head of Human Resources, Logistics & Procurement***

7. Education: ***B.A. – Economics and Business & Management – Bar Ilan University***

8. Business experience during last five years: ***Member of the Board of Management, Senior Deputy Managing Director, Head of Risk Management – Bank Hapoalim B.M. – December 2007 – until the date of commencing office as set out in paragraph 6;***
Member of the Board of Management, Senior Deputy Managing Director, Head of the Centre for Strategic Management and Head of Risk Management – Bank Hapoalim B.M. – March 2007 – December 2007;
Member of the Board of Management, Senior Deputy Managing Director, Head of the Centre for Strategic Management – Bank Hapoalim B.M. – May 2006 – March 2007;
Division Manager in Retail Banking – Bank Hapoalim B.M. – for 5 years.

9. Details of other functions that he performs at the corporation, at a subsidiary thereof or interested party therein. - - -

10. He is not a family member of another interested party in the corporation

Sincerely yours,

Bank Hapoalim B.M.

(-)

Yoram Weissbrem
Secretary of the Bank

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Schedule 3

Date: December 13, 2007

To : The London Stock Exchange

Dear Sirs,

Re: **Immediate Report of the Appointment of a Senior Office-Holder**

1. Name of the office-holder: ***Koller Dan Alexander*** 2. Date of appointment: ***1 Jan 2008***

3. Identity number: ***028051910*** 4. Date of birth: ***8 Sep 1970***

5. Place of residence (as recorded in the Population Registry):
7 HaGeffen St., Tel Aviv

6. Position to which appointed: ***Member of the Board of Management, Senior Deputy Managing Director, Head of Risk Management***

7. Education: ***B.A. – Economics and Business Management – Hebrew University***
M.A. - Economics and Business Management – Hebrew University

8. Business experience during last five years: ***ALM Division Manager – Bank Hapoalim B.M. – April 2003 – until the date of commencing office as set out in paragraph 6; Manager of the Financial Planning Unit – Bank Hapoalim B.M. – April '02 – April '03***

9. Details of other functions that he performs at the corporation, at a subsidiary thereof or interested party therein.
Serves as director in the following companies:
Pekaot Poalim Ltd., Poalim Continental Ltd., Hapoalim USA Holding Company Inc., Igroth Issuing Company of Bank Hapoalim Ltd., Bitzur Ltd., Hapoalim American Israel Ltd., Tmurah Finance Company Ltd., Teudah Finance Company Ltd., Tarshish – Hapoalim Holdings and Investments Ltd., Agam Finance Company Ltd., Opaz Ltd., Atad Investment Company Ltd., Zohar Hashemesh Lehashkaot Ltd., Einat (Properties) Ltd., Poalim Bitvunah Ltd., Poalim Venture Services Israel Ltd., Investment Company of Continental Ltd., Sapanut Investments Ltd., Sapanut Poalim Management Ltd., Kadimah Poalim Finance Company Ltd., Benad Investment Company Ltd., Tuval Investment Company Ltd., Sapanut Finance Company Ltd., Sapanut Securities Ltd.
Serves as CEO and as director in the following companies:
Poalim Hanpackot Ltd., Mitar Issuing Company Ltd.

10. He is not a family member of another interested party in the corporation

Sincerely yours,

Bank Hapoalim B.M.

(-)

Yoram Weissbrem
Secretary of the Bank

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Schedule 4

Date: December 13, 2007

To : The London Stock Exchange

Dear Sirs,

Re: **Immediate Report of the Appointment of a Senior Office-Holder**

1. Name of the office-holder: ***Pri-Zan Hanna*** 2. Date of appointment: ***January 1, 2008***

3. Identity number/ ~~passport number * (if a foreign resident)*~~: ***50963115***

4. Date of birth: ***February 26, 1952***

5. Place of residence (as recorded in the Population Registry): ***4A Kehilat Venezia St., Neot Afeka, Tel Aviv***

6. Position to which appointed: ***Member of the Board of Management, Senior Deputy Managing Director, Head of Client Asset Management***

7. Education: ***B.A. – Economics & Statistics – Jerusalem University***
   M.A. – Business Management – Jerusalem University

8. Business experience during last five years: ***Member of the Board of Management, Senior Deputy Managing Director, Head of Human Resources, Logistics & Procurement – Bank Hapoalim B.M. – March 2007 - until the date of commencing office as set out in paragraph 6;***
   Member of the Board of Management, Senior Deputy Managing Director, Head of Risk Management – Bank Hapoalim B.M. – August 2006 – March 2007;
   Member of the Board of Management, Senior Deputy Managing Director, Head of Banking Subsidiaries – Bank Hapoalim B.M. – May 2006 – August 2006;
   Member of the Board of Management, Deputy Managing Director, Head of Banking Subsidiaries – Bank Hapoalim B.M. – February 2004 – May 2006;
   Head of Securities & Financial Assets Division – Bank Hapoalim B.M. – for 6 years.

9. Details of other functions that he performs at the corporation, at a subsidiary thereof or interested party therein. - - -

10. He is not a family member of another interested party in the corporation

Sincerely yours,

Bank Hapoalim B.M.

(-)

Yoram Weissbrem
Secretary of the Bank

10.01 057004

G:\WORD\Immediate Reports\13.12.07\Pri-Zan\Pri-Zan.doc

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Schedule 5

Transmission date: 16/12/2007
Reference: 2007-01-480067

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Securities of the Corporation

The corporation advises that
- ● On 16/12/2007
- ○ From _______ until _______

A change in the quantity of the securities of the Corporation has occurred as follows:

1. A Description of the Nature of the Change:

Explanation: A comprehensive description should be given of the transaction or the operation on account of which a change in the securities of the Corporation has occurred.

Deposit of Certificate

Date of the change	Nature of the change	Category and name of the securities with respect to which a change has occurred	Stock Exchange number	Quantity of the change	Whether executed through the Stock Exchange Clearing House
16/12/2007	*Other Deposit of Certificate named after Nominee Company*	*Poalim Subordinated TACT (Tel-Aviv Continuous Trading) Institutional Capital "C" Notes*	6620280	*6,000,000*	*Yes*
16/12/2007	*Other Withdrawal of Certificate named after client*	*Poalim Subordinated TACT (Tel-Aviv Continuous Trading) Institutional Capital "C" Notes*	6620280	*-6,000,000*	*Yes*

Explanations:

1. *To the extent that the change affects more than one security, the effect of the change should be detailed on a separate line for each security.*
2. *Date of the Change – all of the changes of the same category, with respect to the same security, effected on the same day, should be summarized on one line. In that regard, a distinction should be made between changes made through the Stock Exchange Clearing House and changes made directly on the books of the Corporation.*
3. *The change – for a decrease the sign "-" should be added.*
4. *In all fields of the quantity, the quantity of securities should be filled in and not the NIS nominal value.*

2.a. The Schedule of the Share Capital of the Corporation after the Change:

Name & category of share	Stock Exchange number	Number of shares in the authorized capital	Issued & paid up capital	
			Quantity in last report	Present quantity
BNHP Ordinary Shares	662577	2,000,000,000	1,260,717,500	1,260,717,500

Explanation: All categories of shares should be specified – including shares, which are not registered for trading.

b. Schedule of Other Securities of the Corporation:

No. of security	Name of security	Category of security	Name of trustee	Quantity in the last report	Present quantity	Listed for trade
						No

Explanation: All of the securities of the Corporation should be specified. except for shares (including securities not registered for trading).

c. Attached hereto is an uptodate file of the corporations securities lists, as well as the shareholders lists, the option holders notebook, and the bond holders notebook
book_isa.pdf

List of Holders of Subordinated TACT (Tel-Aviv Continuous Trading) Institutional Capital Notes 'C' 6620280

As of date : 16/12/2007

	Certificate No.	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**1,4**	**896,400,000**
S.D.S.Z. Investments Ltd.	**3**	**3,600,000**
Total Capital		**900,000,000**

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 6

Date: December 17, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

Re: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank") is pleased to advise that on 16th December, 2007 at about 10:00 a.m., it received notice from Arison Holdings (1998) Ltd., which is a controlling party of the Bank, according to which "by way of conversion of loans into equity the holdings of the trusts which hold Arison Holdings (1998) Ltd. were diluted, such that the present level of the holdings of the trusts in the share capital (and the distribution among them) is as follows:

Eternity Holdings One Trust – approximately 23.07%
Eternity Four Trust – approximately 53.86%
Nickel 1997 Irrevocable Trust – approximately 23.07%."

Yours faithfully,

Bank Hapoalim B.M.

(-) (-)

Ilan Mazur, Advocate
Chief Legal Adviser

Yoram Weissbrem
Secretary of the Bank

Bank Hapoalim B.M. Schedule 7
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 19/12/07
Reference: 2007-01-485395

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Consisting of the Schedule of Senior Office Holders

Regulation 34 (d) of the Securities
(Periodic and Immediate Reports) Regulations, 5730-1970
Please note that the definition of Senior Office Holder in the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 also includes, inter alia, a director.

There follows the Schedule of the Senior Office Holders and the Substitute Directors of the Corporation correct as of ***December 14, 2007***.

	Name	Category of Identity	Identity Number	Title	Accounting and Financial Proficiency	Member of the Audit Committee
1	Dan Dankner	I.D. Number	059581280	Chairman of the Board of Directors	Yes	No
2	Yair Orgler	I.D. Number	001210541	Director	Yes	Yes
3	Irit Izakson	I.D. Number	050709286	Director	Yes	Yes
4	Mali Baron	I.D. Number	003462181	Director	Yes	No
5	Yoseph Dauber	I.D. Number	007447584	Director	Yes	Yes
6	Pnina Dvorin	I.D. Number	03333093	Director	No	No
7	Ido Joseph Dissentshik	I.D. Number	7831787	External Director	Yes	Yes
8	Nira Dror	I.D. Number	52726551	External Director	Yes	Yes
9	Nir Zichlinskey	I.D. Number	022085468	Director	Yes	No
10	Ronen Israel	I.D. Number	055692578	Director	Yes	No
11	Leslie Littner	I.D. Number	327092722	Director	Yes	No
12	Jay Pomrenze	I.D. Number	326888815	Director	Yes	No
13	Efrat Peled	I.D. Number	027224773	Director	Yes	No
14	Moshe Koren	I.D. Number	1228998	Director	Yes	No
15	Oded Sarig	I.D. Number	53547451	Director	Yes	No
16	Zvi Ziv	I.D. Number	4143699	Chief Executive Officer		
17	Ofer Levy	I.D. Number	052222577	Member of the Board of Management, Senior Deputy Managing Director and Chief Accountant		
18	Yacov Rozen	I.D. Number	051255842	Member of the Board of Management, Senior Deputy Managing Director, Head of Finance (CFO), Head of Banking Subsidiaries including the Officer in charge of the central administrative		

				unit for the supervision of corporations under the control of the Bank		
19	*David Luzon*	*I.D. Number*	*51409308*	*Member of the Board of Management, Senior Deputy Managing Director and Head of Information Technology and Operations*		
20	*Ilan Mazur*	*I.D. Number*	*007447386*	*Member of the Board of Management, Senior Deputy Managing Director and Chief Legal Adviser of the Bank*		
21	*Hanna Pri-zan*	*I.D. Number*	*50963115*	*Member of the Board of Management, Senior Deputy Managing Director, Head of Human Resources, Logistics & Procurement*		
22	*Zion Kenan*	*I.D. Number*	*053508594*	*Deputy CEO, Member of the Board of Management and Head of Corporate Banking*		
23	*Barry Ben-Zeev*	*I.D. Number*	*51205508*	*Member of the Board of Management, Senior Deputy Managing Director, Head of Client Asset Management*		
24	*Doron Klausner*	*I.D. Number*	*051277556*	*Member of the Board of Management, Senior Deputy Managing Director, Head of Risk Management*		
25	*Alberto Garfunkel*	*I.D. Number*	*012592424*	*Member of the Board of Management, Senior Deputy Managing Director, Head of International Activity*		
26	*Mario Szuszan*	*I.D. Number*	*13802939*	*Member of the Board of Management, Senior Deputy Managing Director, Global Treasurer*		
27	*Uriel Paz*	*I.D. Number*	*024496952*	*Member of the Board of Management, Senior Deputy Managing Director, Head of Retail Banking*		
28	*Lilach Asher-Topilsky*	*I.D. Number*	*024934861*	*Member of the Board of Management, Senior Deputy Managing Director, Head of the Centre for Strategic Management*		
29	*Orit Lerer*	*I.D. Number*	*53561114*	*Other:* *Senior Deputy Managing Director and Chief Internal Auditor of the Bank*		
30	*Yoram Weissbrem*	*I.D. Number*	*007041809*	*Other:* *Secretary of the Bank*		

1. Mrs. Nira Dror – External Director – Chairman of the Audit Committee.

2. Mr. Ido Joseph Dissentshik – External Director

2. Messrs. Yair Orgler, Mali Baron, Ronen Israel, Leslie Littner and Oded Sarig are external directors - Under Directive 301 of the Proper Conduct of Banking Business Directives of the Supervisor of Banks

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 8

Date: December 20, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

Re: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank") is pleased to advise that yesterday on 19th December, 2007 at about 7:00 p.m. Tarshish Hapoalim Holdings and Investments Ltd, a wholly owned subsidiary company of the Bank ("Tarshish") signed an agreement for the purchase of 75.8% of the means of control of the bank OJSC Ukrainian Innovation Bank, a bank incorporated and operating in the Ukraine ("Ukrinbank"), from the controlling parties thereof, Messrs. Serhiy Viktorovych Kryvosheya (who at the time the agreement was signed held approximately 37.7% of the means of control of Ukrinbank), Serhiy Mykolayovych Rys (who at the time the agreement was signed held approximately 37.7% of the means of control of Ukrinbank) and Shelton LLC (which at the time the agreement was signed held approximately 0.4% of the means of contract of the bank) (hereinafter, together, "the Sellers").

In consideration of the purchase Tarshish will pay to the Sellers a sum of approximately 136 million Dollars, which amount reflects a total value of the bank of approximately 180 million Dollars. The purchase agreement includes representations, indemnity clauses and securities as usual. In conjunction with the purchase agreement, Tarshish has entered into and will in the future enter into ancillary agreements with the Sellers and with third parties, and within the framework thereof, into share blocking and escrow agreements, which are required for the settlement of accounts between the parties when the transaction is completed, and into various employment and service agreements.

Ukrinbank focuses on activity with small and medium size businesses and private customers, through a network of some 30 branches and over 100 mini–branches throughout 24 of the 25 districts comprising the Ukraine. The bank has more than 80 thousand customers, of which approximately 23 thousand are business customers. At the end of the third quarter of 2007 the assets of Ukrinbank totaled approximately 280 million Dollars, and its equity capital totaled approximately 85 million Dollars.

There follows the principal financial data pertaining to Ukrinbank (in millions of Dollars) for the period commencing on 1st January, 2005 and ending on 30th September, 2007:

	12/05	12/06	06/07	09/07
Assets	138	238	250	283
Liabilities	123	159	166	198
Financing income	6.6	10.6	6.7	10.6
Profit before tax	0.4	2.6	1.2	2.3
Net profit	0.3	2.0	1.0	1.9
Capital	14.7	79.5	84.4	85

All of the data set forth above has been prepared according to the International Financial Reporting Standards (IFRS), except for data pertaining to 2007, which was prepared according to Ukraine Accounting Standards (UNAS).

Following completion of the purchase, the Bank will seek to develop banking activities within Ukrinbank for business and wholesale customers. Moreover, capital will be injected into Ukrinbank and credit lines will be made available to it in order to sustain the accelerated development of its activities according to the business needs which may be identified from time to time.

The completion of the purchase is conditional upon the fulfillment of suspensive conditions including the receipt of a permit from the Governor of the Bank of Israel for the purchase and the receipt of the permits required from the competent authorities in the Ukraine.

Yours faithfully,

Bank Hapoalim B.M.

(-)

Alberto Garfunkel
Senior Deputy Managing Director
Head of International Activity

(-)

Ariel Hasson
Head of Emerging Markets Banking

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Date: 24 December 2007

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

List of Documents Submitted Herewith to the Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Immediate Report*	*10/12/07*	*1*
2.	*Appt. of Senior Office Holder*	*13/12/07*	*2*
3.	*Appt. of Senior Office Holder*	*13/12/07*	*3*
4.	*Appt. of Senior Office Holder*	*13/12/07*	*4*
5.	*Change in Corporation Securities*	*16/12/07*	*5*
6.	*Immediate Report*	*17/12/07*	*6*
7.	*Sch. of Senior Office Holders*	*19/12/07*	*7*
8.	*Immediate Report*	*20/12/07*	*8*
9.			
10.			
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			
19.			
20.			

END